UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 11-K
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☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _____

Commission File Number 0-20355
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Costco 401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

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Costco Wholesale Corporation
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999 Lake Drive
Issaquah, Washington 98027

COSTCO 401(k) RETIREMENT PLAN

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2020 and 2019	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2020	3
Notes to Financial Statements	4
Supplementary Information:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2020	11
Signatures	28
Exhibits:
23.1 - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
To the Audit Committee, Plan Administrator and Participants of
Costco 401(k) Retirement Plan:
Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the Costco 401(k) Retirement Plan (the “Plan”) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Opinion on the Supplementary Information
The supplementary information included in Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2020, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplementary information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information in the accompanying schedule, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplementary information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Moss Adams LLP
Seattle, Washington
June 24, 2021
We have served as the Plan’s auditor since 2020.

COSTCO 401(k) RETIREMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2020 and 2019
(in thousands)

	2020	2019
Assets:
Investments at fair value:
Costco Wholesale Corporation common stock	$10,260,421	$8,450,171
Common commingled trust funds	6,250,834	5,368,077
Separately managed accounts	3,354,012	2,815,472
Registered investment company funds	1,895,869	1,602,636
Investments at contract value:
Fully benefit-responsive investment contracts	1,543,736	1,381,266
Total investments	23,304,872	19,617,622
Receivables:
Notes receivable from participants	469,416	532,927
Employer contributions	417,147	376,072
Total receivables	886,563	908,999
Non-interest bearing cash	1,770	1,437
Net assets available for benefits	$24,193,205	$20,528,058

See accompanying notes to financial statements.

COSTCO 401(k) RETIREMENT PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2020
(in thousands)

2020
Net investment income:
Net appreciation of investments	$4,166,352
Interest	35,266
Dividends	416,018
Total net investment income	4,617,636
Interest on notes receivable from participants	26,415
Contributions to the Plan:
Employee	774,604
Employer	489,526
Total contributions	1,264,130
Distributions to participants and other	(2,243,034)
Net increase in net assets available for benefits	3,665,147
Net assets available for benefits, beginning of year	20,528,058
Net assets available for benefits, end of year	$24,193,205

See accompanying notes to financial statements.

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements
December 31, 2020 and 2019
(1)Plan Description

The following description of the Costco 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan. To participate in the Plan, an individual must be an employee of Costco Wholesale Corporation (the Company or Costco) or certain subsidiaries.
The Plan is a defined contribution plan for the benefit of eligible employees, established by the Company under Section 401(a) of the Internal Revenue Code (IRC). It includes a qualified cash or deferred arrangement as described in Section 401(k). The Plan is also subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
(a)Employee Contributions

The Plan allows certain employees at least 18 years of age to make salary deferral contributions after completing 90 days of service within 12-consecutive months. Eligible employees may contribute from 1% to 50% of their compensation, subject to certain limitations set by the IRC and the Plan. Eligible employees may also contribute amounts representing certain distributions from other retirement plans (rollover contributions).
All newly-eligible employees are automatically enrolled in the Plan at a salary deferral contribution rate of 3%. The percentage deferred into the Plan automatically increases by one percentage point each year, to a maximum automatic deferral of 20%. Employees may opt out of automatic enrollment and increases.
(b)Employer Contributions

Company contributions are invested in accordance with selections made by participants. If no selection has been made, the contribution defaults to the Retirement Trust Fund corresponding to the participant's age. Employer contributions are allocated based on an employee’s classification as either: covered by the collective bargaining agreements with the International Brotherhood of Teamsters; or other eligible employment.
(1)    Covered by the Teamsters Agreements
The Company matches 50% of each employee’s contribution up to a maximum of $250 per year. Eligible employees at least 18 years of age who have completed one year of service (12 consecutive months in which the employee worked at least 1,000 hours) are eligible for an annual employer contribution and Plan entry dates for the employer contribution are January 1 and July 1. The annual employer contribution is allocated only to the accounts of eligible Plan participants who are employed on the last day of the applicable Plan year. The allocation rate varies, based on years of service, ranging from $0.05 to $0.47 per straight-time hour worked during the Plan year, up to a maximum of 2,080 hours. This annual contribution was $6 million for the year ended December 31, 2020, and was deposited into the Plan and allocated to participant accounts in March 2021.

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements (Continued)
December 31, 2020 and 2019
(2)    Other eligible employment
The Company matches 50% of each employee’s contribution up to a maximum of $500 per year. In addition, eligible employees at least 18 years of age who have completed a year of service (12 consecutive months in which the employee worked at least 1,000 hours) are eligible for an annual discretionary employer contribution and Plan entry dates for the discretionary contribution are January 1 and July 1. The discretionary contribution is allocated only to the accounts of eligible Plan participants who are employed on the last day of the applicable Plan year. The allocation rate varies, based on years of service, ranging from 3% to 9% of the participant's compensation. This discretionary contribution was $411.1 million for the year ended December 31, 2020, and was deposited into the Plan and allocated to participant accounts in March 2021.
(c)Participants’ Accounts

Each participant’s account is credited or debited with the participant’s contributions, the Company’s contributions, earnings, fees, expenses, and changes in underlying account assets. The benefit to which a participant is entitled is the vested account balance.
(d)Vesting

Participants are immediately vested in their deferral contributions and in certain other contributions as defined in the Plan document, adjusted for investment experience, fees and expenses. Vesting in any form of employer contribution is based on the following schedule:

Years of service	Percentage vested
Under 2 years	0%
2 years	20%
3 years	40%
4 years	60%
5 years	100%
(e)Forfeitures

If a participant terminates employment, the non-vested portion of the account balance is forfeited. Forfeited amounts are used to reduce future employer contributions or to pay administrative expenses. These were immaterial during 2020. There were no unallocated forfeitures as of December 31, 2020 and 2019, after consideration of forfeitures used to reduce the employer contributions funded subsequent to each year. Forfeitures are restored to a participant’s account if within five years the participant is re-hired and repays the vested account balance distributed upon termination.
(f)Investment Options

Participants may direct funds in their account to the Plan's available options. Participants may transfer amounts between investment options daily, subject to certain trading restrictions. Before 2016, participants could invest 100% of their account in Costco stock; starting January 2016, the Plan has a 50% limit on investment in Costco stock, applied prospectively.
Amounts may be temporarily invested in a cash account prior to investment in the Plan’s investment accounts. See Notes 2, 3 and 4 for additional information regarding the Plan's investments.

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements (Continued)
December 31, 2020 and 2019
(g)Distributions

Upon termination of employment, total disability, reaching age 59-1/2 or death, a participant (or participant's beneficiary in the case of death) can request a full, partial or, in certain circumstances, installment or rollover distribution for the vested portion of the account. Participants are also eligible to withdraw a portion of the salary-deferral contribution account in the event of certain financial hardships.
Dividends on the Company's stock are reinvested in the participant’s Company stock account unless a distribution is requested by the participant. These dividends are reported on a gross basis, with total dividends reported as “Dividends” and the amounts distributed reported as “Distributions to participants and other” in the statement of changes in net assets available for benefits.
(h)Notes Receivable from Participants

A participant may borrow between $1,000 up to the lesser of $50,000 or 45% of their vested account balance, reduced by the highest outstanding balance in the previous 12 months, provided this amount is available in the participant's pre-tax and rollover accounts. Loans are repaid through payroll deductions over a period ranging up to four years or, if for the purchase of a principal residence, up to 15 years. The bi-weekly re-payment amount cannot exceed 25% of the participant's net pay. The interest rate is determined by the Plan Administrator from time-to-time and is comparable to rates charged by commercial lenders. At December 31, 2020, interest rates on loans outstanding ranged from 4.25% to 11.50%, with various maturities through August 2036. Participant accounts with loans are charged an application fee at initiation and an annual maintenance fee.
(i)Trustee and Plan Administrator

T. Rowe Price Trust Company is the trustee and recordkeeper for the Plan, and the Costco Benefits Committee is the Plan Administrator.
(j)Administrative and Investment Expenses

Certain administrative expenses, including investment management and transactions fees, are paid by the Plan, subject to subparagraph (e) above. All other administrative expenses are paid by the Company.

(k)CARES Act

In March 2020, the Coronavirus Aid, Relief and Economic Security Act (CARES Act) was signed into law. The Plan adopted two provisions allowed under the CARES Act, allowing coronavirus-related distributions for up to $50,000 and suspending loan repayments until the end of 2020.

(2)Summary of Significant Accounting Policies

(a)Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting. As required under U.S. generally accepted accounting principles (U.S. GAAP), fully benefit-responsive investment contracts (FBRIC) are reported at contract value (see Note 3), while all other investments in the Plan are reported at fair value (see Note 4). A benefit-responsive investment contract is a contract with a financial institution or an insurance company that provides for a stated return on principal invested over a specified period and permits withdrawals at contract value for benefit payments, loans, or transfers to other investment options offered to the participant by the Plan. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements (Continued)
December 31, 2020 and 2019
(b)Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates and assumptions.
(c)Investment Valuation and Income Recognition

The Plan invests in the Company’s common stock, common commingled trust funds and other exchange-traded equity securities held in separately managed accounts, as well as registered investment companies and a FBRIC.
Investments, other than the FBRIC, are reported at fair value. If available, quoted market prices are used to value investments. The FBRIC consists of the Capital Preservation Portfolio (CPP), which is invested in synthetic guaranteed investment contracts and is recorded at contract value. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero. Such interest rates are reviewed on a quarterly basis for resetting. Certain events may limit the ability of the Plan to transact at contract value with the issuer. Events may include, but are not limited to, Plan termination, bankruptcy of the Company, or defunction of the trustee. In addition, certain events allow the issuer to terminate the contract with the Plan and settle at an amount different from contract value. Examples of such events include the following: (1) an uncured violation of the Plan’s investment guidelines, (2) a breach of material obligation under the contract, (3) a material misrepresentation, or (4) a material amendment to the agreements without the consent of the issuer. The Plan Administrator believes at this time that any events that would limit the Plan’s ability to transact at contract value with participants or that allow the issuer to terminate the contract with the Plan are not probable.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation of investments includes the change in the fair value of assets from one period to the next, plus realized gains and losses.
Investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility. Changes in the values of investment securities could occur, and those changes could materially affect the amounts reported in the statements of net assets available for benefits.
(d)Notes Receivable from Participants

Participant loans are classified as notes receivable from participants, which are segregated from Plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.
(e)Distribution of Benefits

Distributions of benefits are recorded when paid.

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements (Continued)
December 31, 2020 and 2019
(f)Recent Accounting Pronouncements
In August 2018, the Financial Accounting Standards Board (FASB) issued ASU 2018-13 - Fair Value Measurement - Disclosure Framework (ASC 820). The guidance modified the disclosure requirements for fair value measurements. The updated guidance is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2019 with early adoption permitted. The Plan has evaluated the guidance and concluded that it does not have a material impact.
(g)     Subsequent Events

The Plan monitors significant events occurring after the statement of net assets available for benefits date and prior to the issuance of the financial statements to determine the impacts, if any, on the financial statements to be issued. The Plan has evaluated subsequent events through the date which the financial statements are issued.

(3)Fully Benefit-Responsive Investment Contract

The CPP is invested in synthetic guaranteed investment contracts, which consist of a portfolio of underlying assets owned by the Plan and wrap contracts issued by an insurance company and a financial institution. The issuers of the wrap contracts provide for unscheduled withdrawals from the contracts at contract value, regardless of the value of the underlying assets, in order to fund routine withdrawals.

(4)Fair Value Measurement

U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is estimated by applying a fair value hierarchy, which requires maximizing the use of observable inputs. The three levels of inputs are:
Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3: Significant unobservable inputs that are not corroborated by market data.
The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. Valuation techniques utilized during the reporting period were not changed from previous practice. The following is a description of the valuation methodologies used for assets measured at fair value.
Common stock, underlying securities in separately managed accounts, and registered investment company funds: These investments are deemed to be actively traded and are valued at the closing price reported in the active market in which the individual securities are traded. These assets are valued using Level 1 inputs. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. Separately managed accounts largely consist of common and foreign stock.

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements (Continued)
December 31, 2020 and 2019
Common commingled trust funds: The valuation techniques used to measure the fair value of common commingled trust funds are based on quoted market prices, such as quoted net asset values (NAV) published by the fund as supported in an active market. Plan participant transactions of investment or withdrawals may occur on a daily basis in these trusts. These assets are valued using Level 1 inputs.
The tables below present information regarding investments that are measured at fair value on a recurring basis and indicate the level within the hierarchy reflecting the valuation techniques utilized to determine fair value as of December 31, 2020 and 2019.

December 31, 2020:	Level 1 (in 000's)
Investments, at fair value:
Costco Wholesale Corporation common stock	$10,260,421
Common commingled trust funds	6,250,834
Separately managed accounts	3,354,012
Registered investment company funds	1,895,869
Total investments in fair value hierarchy	$21,761,136

December 31, 2019:	Level 1 (in 000's)
Investments, at fair value:
Costco Wholesale Corporation common stock	$8,450,171
Common commingled trust funds	5,368,077
Separately managed accounts	2,815,472
Registered investment company funds	1,602,636
Total investments in fair value hierarchy	$18,236,356
(5)Plan Termination

Although it has no present intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to ERISA and the requirements of the collective bargaining agreements with the International Brotherhood of Teamsters. In the event of termination, participants will become 100% vested in their accounts.
(6)Commitments and Contingencies

On June 23, 2020, a putative class action was filed against the Company, the "Board of Directors," the "Costco Benefits Committee" and others under the Employee Retirement Income Security Act, in the United States District Court for the Eastern District of Wisconsin. Dustin S. Soulek v. Costco Wholesale, et al., Case No. 20-cv-937. The class is alleged to be beneficiaries of the Costco 401(k) plan from June 23, 2014, and the claims are that the defendants breached their fiduciary duties in the operation and oversight of the plan. The complaint seeks injunctive relief, damages, interest, costs, and attorneys' fees. On September 11, 2020, the defendants filed a motion to dismiss the complaint, and on September 21 the plaintiffs filed an amended complaint, which the defendants have also moved to dismiss.

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements (Continued)
December 31, 2020 and 2019
(7)Tax Status

In a determination letter dated June 9, 2017, the IRS informed the Company that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is designed and is being operated in compliance with the IRC.
U.S. GAAP requires the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has concluded that as of December 31, 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; there are currently no audits in progress.
(8)Party-in-Interest and Related Party Transactions

Certain Plan investments are shares of registered investment companies, benefit-responsive investment contracts, and common commingled trust funds managed by T. Rowe Price Trust Company. T. Rowe Price is also the trustee and recordkeeper as defined by the Plan, therefore these transactions qualify as exempt party-in-interest transactions.
As the Plan sponsor, the Company is a party-in-interest with respect to the Plan. As of December 31, 2020 and 2019, the Plan held 27,232,000 and 28,750,000 shares of Costco common stock.

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN: 91-1223280 Plan #: 002
December 31, 2020
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Registered investment company and common commingled trust funds:
American Funds	New Perspective Fund R6	**	$460,570
PIMCO	Income Institutional	**	470,409
* T. Rowe Price	Retirement Balanced Trust H	**	27,350
* T. Rowe Price	TRP Ret 2005 Active Trust H	**	20,300
* T. Rowe Price	TRP Ret 2010 Active Trust H	**	45,315
* T. Rowe Price	TRP Ret 2015 Active Trust H	**	136,200
* T. Rowe Price	TRP Ret 2020 Active Trust H	**	424,735
* T. Rowe Price	TRP Ret 2025 Active Trust H	**	734,357
* T. Rowe Price	TRP Ret 2030 Active Trust H	**	821,611
* T. Rowe Price	TRP Ret 2035 Active Trust H	**	734,125
* T. Rowe Price	TRP Ret 2040 Active Trust H	**	855,716
* T. Rowe Price	TRP Ret 2045 Active Trust H	**	953,464
* T. Rowe Price	TRP Ret 2050 Active Trust H	**	601,003
* T. Rowe Price	TRP Ret 2055 Active Trust H	**	685,288
* T. Rowe Price	TRP Ret 2060 Active Trust H	**	208,415
* T. Rowe Price	TRP Ret 2065 Active Trust H	**	1,175
* T. Rowe Price	TRP Ret 2020 Active Trust -Income H	**	1,780
Vanguard	Extended Market Index Institutional	**	21,794
Vanguard	Total International Stock Index DX Institutional	**	41,966
Vanguard	Total Bond Market Index Fund Institutional	**	131,909
Vanguard	Institutional Index, Plus	**	769,221
Total registered investment company and common commingled trust funds			8,146,703
Separately managed accounts:
Mid-Cap Growth Portfolio:
Acadia Healthcare Co. Inc.	Common Stock	**	9,352
Acadia Pharmaceuticals Inc.	Common Stock	**	802
Agilent Technologies Inc.	Common Stock	**	26,906
AirBNB Inc. - Class A	Common Stock	**	913
Alaska Air Group Inc.	Common Stock	**	5,878
Align Technology Inc.	Common Stock	**	6,415
Alnylam Pharmaceutical Inc.	Common Stock	**	6,241
Ameren Corporation	Common Stock	**	4,373
Amphenol Corp. - Class A	Common Stock	**	6,279
Array Technologies Inc.	Common Stock	**	7,423
Assurant Inc.	Common Stock	**	10,220
Avantor Inc.	Common Stock	**	15,347
Avery Dennison Corp.	Common Stock	**	11,792
Ball Corp.	Common Stock	**	33,370
Bentley Systems Inc. - Class B	Common Stock	**	895
Bill.com Holdings Inc.	Common Stock	**	3,004
Black Knight Inc.	Common Stock	**	12,285
Boston Beer Company Inc. - Class A	Common Stock	**	1,989
Bright Horizons Family Solutions	Common Stock	**	1,557
Broadridge Financial Solutions	Common Stock	**	5,670

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2020
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Bruker Corp.	Common Stock	**	19,764
Burlington Stores Inc.	Common Stock	**	21,978
BWX Technologies Inc.	Common Stock	**	9,588
Casey's General Stores Inc.	Common Stock	**	15,545
Catalent Inc.	Common Stock	**	31,127
CBOE Global Markets Inc.	Common Stock	**	12,296
Ceridian HCM Holding Inc.	Common Stock	**	16,096
Chipotle Mexican Grill Inc.	Common Stock	**	12,485
Citrix Systems Inc.	Common Stock	**	7,809
Cognex Corp.	Common Stock	**	3,534
Colfax Corp.	Common Stock	**	12,011
Cooper Cos Inc./The	Common Stock	**	21,807
Corning Inc.	Common Stock	**	10,840
Costar Group Inc.	Common Stock	**	16,643
Crowdstrike Holdings Inc. - Class A	Common Stock	**	7,416
Dentsply Sirona Inc.	Common Stock	**	3,300
Docusign Inc.	Common Stock	**	18,902
Dollar General Corp.	Common Stock	**	17,250
Dollar Tree Inc.	Common Stock	**	13,293
Domino's Pizza Inc.	Common Stock	**	4,987
Door Dash - Class A	Common Stock	**	720
Door Dash - Restricted Class A Lockup Shares	Common Stock	**	1,308
Draftkings Inc. - Class A	Common Stock	**	3,447
Dun & Bradstreet Holdings Inc.	Common Stock	**	3,761
Elanco Animal Health Inc.	Common Stock	**	9,940
Entegris Inc.	Common Stock	**	11,344
Equifax Inc.	Common Stock	**	13,696
Etsy Inc.	Common Stock	**	10,144
Eversource Energy	Common Stock	**	3,202
Exact Sciences Corp.	Common Stock	**	8,313
Exelixis Inc.	Common Stock	**	907
Five Below	Common Stock	**	3,851
Five9 Inc.	Common Stock	**	3,315
Fleetcor Technologies Inc.	Common Stock	**	15,284
Fortive Corp.	Common Stock	**	12,752
Global Payments Inc.	Common Stock	**	4,956
GoHealth Inc. - Class A	Common Stock	**	1,312
Hilton Worldwide Holdings Inc.	Common Stock	**	16,806
Hologic Inc.	Common Stock	**	37,010
IAC/InterActive Corp.	Common Stock	**	8,926
ICU Medical Inc.	Common Stock	**	6,437
IDEX Corp.	Common Stock	**	18,532
IDEXX Laboratories Inc.	Common Stock	**	6,500
Incyte Corp.	Common Stock	**	11,572
Ingersoll-Rand Inc.	Common Stock	**	23,836
INPHI Corp	Common Stock	**	6,260
Ionis Pharmaceuticals Inc.	Common Stock	**	7,975

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2020
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
JAND Inc. DBA Warby Parker - Class A	Common Stock	**	70
JB Hunt Transport Services Inc.	Common Stock	**	16,267
Kemper Corp.	Common Stock	**	3,612
Keysight Technologies Inc.	Common Stock	**	19,952
KKR & Co. Inc.	Common Stock	**	10,693
KLA Corp.	Common Stock	**	12,173
Leidos Holdings Inc.	Common Stock	**	3,891
Lululemon Athletica Inc.	Common Stock	**	2,437
MarketAxess Holdings Inc.	Common Stock	**	7,420
Marriott International - Class A	Common Stock	**	6,994
Martin Marietta Materials	Common Stock	**	4,261
Match Group Inc.	Common Stock	**	27,828
Maxim Integrated Products	Common Stock	**	15,164
MGM Resorts International	Common Stock	**	11,757
Microchip Technology Inc.	Common Stock	**	29,013
Molina Healthcare Inc.	Common Stock	**	4,255
Multiplan Corp.	Common Stock	**	4,628
National Instruments Corp.	Common Stock	**	10,285
nCino Inc.	Common Stock	**	1,087
Neurocrine Biosciences Inc.	Common Stock	**	5,465
O'Reilly Automotive Inc.	Common Stock	**	11,771
Packaging Corporation of America	Common Stock	**	4,966
Pershing Square Tontine Holdings Inc. - Class A	Common Stock	**	4,021
PPD Inc.	Common Stock	**	3,731
PRA Health Sciences Inc.	Common Stock	**	13,929
Procore Technologies Private Placement	Common Stock	**	537
PTC Inc.	Common Stock	**	2,632
Quidel Corp.	Common Stock	**	5,071
Raymond James Financial Inc.	Common Stock	**	4,689
Reynolds Consumer Products Inc.	Common Stock	**	4,508
Rivian Automotive Series D Convertible	Common Stock	**	3,209
Rivian Automotive Series E Convertible	Common Stock	**	1,218
Roper Technologies Inc.	Common Stock	**	12,075
Ross Stores Inc.	Common Stock	**	7,862
RPM International Inc.	Common Stock	**	6,992
Seagen Inc.	Common Stock	**	11,388
Sealed Air Corp.	Common Stock	**	9,528
SelectQuote	Common Stock	**	1,266
Sempra Energy	Common Stock	**	10,706
Skyworks Solutions Inc.	Common Stock	**	11,470
Social Finance (DBA Sofi) VC	Common Stock	**	2,811
Splunk Inc.	Common Stock	**	11,047
Sprouts Farmers Market Inc.	Common Stock	**	1,327
SS&C Technologies Holdings	Common Stock	**	4,730
Teleflex Inc.	Common Stock	**	33,348
Terminix Global Holdings Inc.	Common Stock	**	14,747

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2020
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Textron Inc.	Common Stock	**	21,659
Tradeweb Markets Inc.- Class A	Common Stock	**	10,370
TransUnion	Common Stock	**	15,980
TreeHouse Foods Inc.	Common Stock	**	5,908
Ultragenyx Pharmaceutica Inc.	Common Stock	**	3,600
Vail Resorts Inc.	Common Stock	**	10,604
Veeva Systems Inc. - Class A	Common Stock	**	15,251
Venture Global LNG, Inc., Series B Private Placement	Common Stock	**	245
Venture Global LNG, Inc., Series C Private Placement	Common Stock	**	1,626
Verisk Analytics Inc.	Common Stock	**	16,197
VF Corp.	Common Stock	**	6,579
Webster Financial Corp.	Common Stock	**	6,240
West Pharmaceutical Services	Common Stock	**	7,369
WEX Inc.	Common Stock	**	5,497
XILINX Inc.	Common Stock	**	8,084
ZYNGA Inc. - Class A	Common Stock	**	8,540
Alcon Inc.	Foreign Stock	**	8,118
Alkermes PLC	Foreign Stock	**	5,588
Aptiv PLC	Foreign Stock	**	17,334
Argenx SE - ADR	Foreign Stock	**	8,237
Ascendis Pharma A/S - ADR	Foreign Stock	**	2,837
Atlassian Corp. PLC - Class A	Foreign Stock	**	11,463
Axis Capital Holdings LTD	Foreign Stock	**	7,057
Clarivate PLC	Foreign Stock	**	17,178
Farfetch Ltd. - Class A	Foreign Stock	**	4,787
IHS Markit LTD	Foreign Stock	**	8,357
Kirkland Lake Gold LTD	Foreign Stock	**	7,349
Marvell Technology Group LTD	Foreign Stock	**	23,730
Perrigo Co. PLC	Foreign Stock	**	8,589
Spotify Technology SA	Foreign Stock	**	11,646
Waste Connections Inc.	Foreign Stock	**	5,848
JAND Inc DBA Warby Parker, Series AA Convertible	Preferred Stock	**	145
Procore Technologies Series B Convertible	Preferred Stock	**	132
Roofoods (Deliveroo) Series G Convertible Preferred	Preferred Stock	**	75
Roofoods Limited (Deliveroo)	Preferred Stock	**	2,459
Collective US Govt. STIF 5 BPS	Bond	**	1,000
Peshing Square Tontine Holdings Inc.	Warrants	**	151
* T. Rowe Price Treasury Reserve Fund	Money Market Securities	**	27,095
Large Cap Value Portfolio:
AbbVie Inc.	Common Stock	**	3,255
AES Corp.	Common Stock	**	1,188
Agilent Technologies Inc.	Common Stock	**	2,498
Alphabet Inc. - Class C	Common Stock	**	13,659
Ameren Corporation	Common Stock	**	2,185

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2020
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
American International Group	Common Stock	**	5,153
Analog Devices Inc.	Common Stock	**	2,523
Anthem Inc.	Common Stock	**	2,645
Apple Inc.	Common Stock	**	1,118
Applied Materials Inc.	Common Stock	**	6,290
Avery Dennison Corp.	Common Stock	**	614
Bank of America Corp.	Common Stock	**	5,047
Becton Dickinson and Co.	Common Stock	**	383
Boston Scientific Corp.	Common Stock	**	242
Broadcom Inc.	Common Stock	**	5,060
Capital One Financial Corp.	Common Stock	**	1,865
Caterpillar Inc.	Common Stock	**	4,381
Centene Corp.	Common Stock	**	217
Citrix Systems Inc.	Common Stock	**	795
Coca-Cola Co.	Common Stock	**	1,291
Danaher Corp.	Common Stock	**	7,567
Deere & Co./Co	Common Stock	**	5,236
Digital Realty Trust Inc.	Common Stock	**	451
Dominion Energy Inc.	Common Stock	**	346
DuPont De Nemours Inc.	Common Stock	**	1,952
Elanco Animal Health Inc.	Common Stock	**	1,674
Eli Lily & Co.	Common Stock	**	1,251
Entergy Corp	Common Stock	**	789
EOG Resources Inc.	Common Stock	**	789
Equitable Holdings Inc.	Common Stock	**	3,805
FedEx Corp.	Common Stock	**	2,522
Fidelity National Info Services Inc.	Common Stock	**	241
FirstEnergy Corp.	Common Stock	**	377
Fiserv Inc.	Common Stock	**	1,422
Freeport-Mcmoran Inc.	Common Stock	**	1,728
General Electric Co.	Common Stock	**	6,729
General Motors Co.	Common Stock	**	4,640
Goldman Sachs Group Inc.	Common Stock	**	2,673
Hartford Financial Services Group	Common Stock	**	1,052
HCA Healthcare Inc.	Common Stock	**	4,311
Hilton Worldwide Holdings Inc.	Common Stock	**	2,316
Home Depot Inc.	Common Stock	**	1,653
Honeywell International Inc.	Common Stock	**	5,272
Hubbell Inc.	Common Stock	**	94
International Paper Co.	Common Stock	**	4,031
Jacobs Engineering Group Inc.	Common Stock	**	2,506
Johnson & Johnson	Common Stock	**	899
JPMorgan Chase & Co.	Common Stock	**	5,117
Keysight Technologies Inc.	Common Stock	**	1,064
Kraft Heinz Co.	Common Stock	**	503
Lam Research Corp.	Common Stock	**	1,791
Lennar Corp.	Common Stock	**	1,174

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2020
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Live Nation Entertainment Inc.	Common Stock	**	751
Marsh & McLennan Cos.	Common Stock	**	1,853
Marriott International Inc. - Class A	Common Stock	**	1,287
McDonald's Corp.	Common Stock	**	2,477
Metlife Inc.	Common Stock	**	2,909
MGM Resorts International	Common Stock	**	328
Micron Technology Inc.	Common Stock	**	3,158
Microsoft Corp.	Common Stock	**	9,472
Morgan Stanley	Common Stock	**	14,165
Nextera Energy Inc.	Common Stock	**	9,017
Norfolk Southern Corp.	Common Stock	**	4,255
Nvidia Corp.	Common Stock	**	2,145
O'Reilly Automotive Inc.	Common Stock	**	189
Packaging Corp. Of America	Common Stock	**	5,220
Philip Morris International	Common Stock	**	308
PNC Financial Services Group	Common Stock	**	3,048
PPG Industries Inc.	Common Stock	**	2,489
Principal Financial Group	Common Stock	**	457
Prologis Inc.	Common Stock	**	7,980
Public Service Enterprise Group	Common Stock	**	2,271
Qualcomm Inc.	Common Stock	**	8,576
Rockwell Automation Inc.	Common Stock	**	1,747
Roper Technologies Inc.	Common Stock	**	1,143
Ross Stores Inc.	Common Stock	**	509
Salesfore.com Inc.	Common Stock	**	312
Schwab (Charles) Corp.	Common Stock	**	3,075
Sempra Energy	Common Stock	**	5,190
Southern Co./The	Common Stock	**	3,240
Southern Copper Corp	Common Stock	**	972
Stanley Black & Decker Inc.	Common Stock	**	885
Stryker Corp.	Common Stock	**	2,675
Sun Communities Inc.	Common Stock	**	535
Synopsys Inc.	Common Stock	**	1,860
Texas Instruments Inc.	Common Stock	**	2,088
Thermo Fisher Scientific Inc.	Common Stock	**	6,558
TJX Companies Inc.	Common Stock	**	2,398
Travelers Companies Inc.	Common Stock	**	1,715
Union Pacific Corp.	Common Stock	**	2,637
United Parcel Service - Class B	Common Stock	**	2,474
United Rentals Inc.	Common Stock	**	2,439
UnitedHealth Group Inc.	Common Stock	**	2,097
Visa Inc. - Class A	Common Stock	**	1,183
Walt Disney Co./The	Common Stock	**	4,444
Wells Fargo & Co.	Common Stock	**	2,344
Welltower Inc.	Common Stock	**	1,735
Westrock Co.	Common Stock	**	3,681
Weyerhauser Co.	Common Stock	**	2,852

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2020
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Williams Companies Inc.	Common Stock	**	2,396
Yum! Brands Inc.	Common Stock	**	4,188
Zimmer Biomet Holdings Inc.	Common Stock	**	400
Air Liquide SA	Foreign Stock	**	479
ASML Holding NV-NY Reg. SHS	Foreign Stock	**	1,893
Bausch Health Companies Inc.	Foreign Stock	**	617
BHP Groups Ltd. - Sponsored ADR	Foreign Stock	**	1,313
Chubb Ltd.	Foreign Stock	**	2,585
Covestro AG	Foreign Stock	**	630
Johnson Controls International	Foreign Stock	**	2,003
Linde PLC	Foreign Stock	**	4,881
Medtronic PLC	Foreign Stock	**	3,509
NXP Semiconductors NV	Foreign Stock	**	5,022
Schneider Electric SE	Foreign Stock	**	629
Total SE	Foreign Stock	**	543
Collective US Govt. STIF 5 BPS	Bond	**	1,002
* T. Rowe Price Government Reserve Fund	Money Market Securities	**	587
Small-Cap Core Portfolio:
908 Devices Inc.	Common Stock	**	143
A Place for Rover Inc PP	Common Stock	**	9
Acadia Pharmaceuticals Inc.	Common Stock	**	738
Acceleron Pharma Inc.	Common Stock	**	2,498
Accolade Inc.	Common Stock	**	519
Adaptive Biotechnologies	Common Stock	**	963
ADT Inc.	Common Stock	**	1,536
Advantage Solutions Inc.	Common Stock	**	689
Aerojet Rocketdyne Holdings	Common Stock	**	774
Agios Pharmaceuticals Inc.	Common Stock	**	1,034
Air Lease Corp.	Common Stock	**	562
Alcoa Corp.	Common Stock	**	1,871
Alignment Healthcare Partners LP	Common Stock	**	425
Allbirds Common Stock PP	Common Stock	**	269
Allogene Therapeutics Inc.	Common Stock	**	236
Altimeter Growth Corp.	Common Stock	**	733
Amedisys Inc.	Common Stock	**	4,689
American Campus Communities	Common Stock	**	2,633
Apellis Pharmaceuticals Inc.	Common Stock	**	444
Arcutis Biotherapeutics Inc.	Common Stock	**	168
Array Technologies Inc.	Common Stock	**	1,478
Arvinas Inc.	Common Stock	**	316
Assurant Inc.	Common Stock	**	3,651
Atea Pharmaceuticals Inc.	Common Stock	**	262
Atlantic Capital Bancshares	Common Stock	**	612
Atricure Inc.	Common Stock	**	1,818
Avanos Medical Inc.	Common Stock	**	2,387
Avidity Biosciences Inc.	Common Stock	**	166
Axonics Inc.	Common Stock	**	547

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2020
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
AZZ Inc.	Common Stock	**	2,835
Bankunited Inc.	Common Stock	**	3,530
Bellring Brands Inc. - Class A	Common Stock	**	675
BJ's Restaurants Inc.	Common Stock	**	2,061
Blueprint Medicines Corp.	Common Stock	**	2,731
Booz Allen Hamilton Holding	Common Stock	**	2,796
Boston Beer Company Inc. - Class A	Common Stock	**	8,982
Bridge Bancorp Inc.	Common Stock	**	869
Bright Horizons Family Solutions	Common Stock	**	2,570
Brink's Co./The	Common Stock	**	3,138
Bruker Corp.	Common Stock	**	3,561
Burlington Stores Inc.	Common Stock	**	6,408
BWX Technologies Inc.	Common Stock	**	1,729
Cable One Inc.	Common Stock	**	6,002
Cactus Inc. - Class A	Common Stock	**	696
Cal-Maine Foods Inc.	Common Stock	**	2,289
California Water Service Grp.	Common Stock	**	1,614
Capitol Federal Financial Inc.	Common Stock	**	1,050
Cara Therapeutics Inc.	Common Stock	**	304
CareDx Inc.	Common Stock	**	677
Catalent Inc.	Common Stock	**	5,545
Cavco Industries Inc.	Common Stock	**	1,091
CBOE Global Markets Inc.	Common Stock	**	3,444
Cerevel Therapeutics Holdings - Private Placement	Common Stock	**	226
Ceridian HCM Holding Inc.	Common Stock	**	4,790
Certara Inc.	Common Stock	**	274
Chart Industries Inc.	Common Stock	**	4,512
Checkr Inc. Private Placement	Common Stock	**	206
Chesapeake Utilities Corp.	Common Stock	**	2,630
Chuy's Holdings Inc.	Common Stock	**	1,906
Cinemark Holdings Inc.	Common Stock	**	1,183
Columbia Banking System Inc.	Common Stock	**	984
Community Healthcare Trust Inc.	Common Stock	**	676
Coupa Software Inc.	Common Stock	**	1,334
Cross Country Healthcare Inc.	Common Stock	**	535
Crossfirst Bankshares Inc.	Common Stock	**	701
CTS Corp.	Common Stock	**	2,663
Cubesmart	Common Stock	**	1,898
Cubic Corp.	Common Stock	**	2,412
Denny's Corp.	Common Stock	**	1,135
Devon Energy Corp.	Common Stock	**	1,282
Diamondback Energy Inc.	Common Stock	**	2,613
Dimy Technology Group Inc.	Common Stock	**	321
Dogwood State Bank, Non-Voting, PP	Common Stock	**	112
Dogwood State Bank, Voting, PP	Common Stock	**	55
Domitar Corp.	Common Stock	**	1,173

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2020
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Douglas Emmett Inc.	Common Stock	**	355
Drive Shack Inc.	Common Stock	**	319
Drill-Quip Inc.	Common Stock	**	569
Duck Creek Technologies Inc.	Common Stock	**	244
East West Bancorp Inc.	Common Stock	**	2,394
EastGroup Properties Inc.	Common Stock	**	4,634
Element Solutions Inc.	Common Stock	**	4,238
Enanta Pharmaceuticals Inc.	Common Stock	**	110
Encore Capital Group Inc.	Common Stock	**	1,725
Enerpac Tool Group Corp.	Common Stock	**	2,486
Entegris Inc.	Common Stock	**	7,025
Equity Bancshares Inc.- Class A	Common Stock	**	744
ESCO Technologies Inc.	Common Stock	**	3,757
Euronet Worldwide Inc.	Common Stock	**	2,627
FB Financial Corp.	Common Stock	**	2,016
Federal Signal Corp.	Common Stock	**	971
Fiesta Restaurant Group	Common Stock	**	1,215
First Bancshares Inc./MS	Common Stock	**	1,244
First Industrial Realty Trust	Common Stock	**	1,246
Five Below	Common Stock	**	1,272
Five9 Inc.	Common Stock	**	5,533
Flame Biosciences, Inc. Private Placement	Common Stock	**	108
G1 Therapeutics Inc.	Common Stock	**	217
Generation Bio Co.	Common Stock	**	791
Gentherm Inc.	Common Stock	**	2,538
Gibraltar Industries Inc.	Common Stock	**	3,635
Global Blood Therapeutics Inc.	Common Stock	**	1,851
Graco Inc.	Common Stock	**	2,940
Grasshopper Bancorp Voting, PP	Common Stock	**	147
Haliburton Co.	Common Stock	**	2,793
Hanger Inc.	Common Stock	**	2,096
Hanover Insurance Group Inc.	Common Stock	**	2,422
Haynes International Inc.	Common Stock	**	847
Helios Technologies Inc.	Common Stock	**	1,796
Heritage Commerce Corp.	Common Stock	**	979
Heritage Financial Corp.	Common Stock	**	1,013
Heritage-Crystal Clean Inc.	Common Stock	**	869
HMS Holdings Corp.	Common Stock	**	523
Home Bancshares Inc.	Common Stock	**	2,569
Homology Medicines Inc.	Common Stock	**	244
Huron Consulting Group Inc.	Common Stock	**	528
Hydrofarm Holdings Group Inc.	Common Stock	**	186
ICU Medical Inc.	Common Stock	**	2,407
Idacorp Inc.	Common Stock	**	2,305
IGM Biosciences Inc.	Common Stock	**	949
Inari Medical Inc.	Common Stock	**	285
Ingersoll-Rand Inc.	Common Stock	**	4,086

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2020
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Insmed Inc.	Common Stock	**	2,560
Intella Therapeutics Inc.	Common Stock	**	520
Investors Bancorp Inc.	Common Stock	**	1,289
Iovance Biotherapeutics Inc.	Common Stock	**	393
iRhythm Technologies Inc.	Common Stock	**	4,550
Jand Inc. DBA Warby Parker Class A Common	Common Stock	**	411
JBG Smith Properties	Common Stock	**	2,681
John Bean Technologies Corp.	Common Stock	**	3,684
Knight-Swift Transportation	Common Stock	**	3,370
Kodiak Sciences Inc.	Common Stock	**	4,593
Kratos Defense & Security	Common Stock	**	2,204
Landstar System Inc.	Common Stock	**	1,435
Lattice Semiconductor Corp.	Common Stock	**	6,946
Liberty Oilfield Services - Class A	Common Stock	**	1,765
Littelfuse Inc.	Common Stock	**	2,917
Live Oak Bancshares Inc.	Common Stock	**	2,612
Magnolia Oil & Gas Corp - Class A	Common Stock	**	1,437
Manhattan Associates Inc.	Common Stock	**	828
Matson Inc.	Common Stock	**	3,314
Meridian Bancorp Inc.	Common Stock	**	1,431
Meritor Inc.	Common Stock	**	3,130
Mesa Laboratories Inc.	Common Stock	**	852
MGE Energy Inc	Common Stock	**	835
Michaels Companies Inc./The	Common Stock	**	1,955
Middlesex Water Co.	Common Stock	**	1,564
Minerals Technologies Inc.	Common Stock	**	2,054
Molina Healthcare Inc.	Common Stock	**	6,322
Monro Inc.	Common Stock	**	2,431
MS Instruments Inc.	Common Stock	**	749
MSA Safety Inc.	Common Stock	**	1,845
Mueller Water Products Inc.- Class A	Common Stock	**	1,843
National Cinemedia Inc.	Common Stock	**	553
National Instruments Corp.	Common Stock	**	3,314
nCinco Inc.	Common Stock	**	278
nCinco Inc. Private placement	Common Stock	**	1,300
Nevro Corp.	Common Stock	**	2,228
Nextera Energy Partners LP	Common Stock	**	1,823
Nextier Oilfield Solutions Inc.	Common Stock	**	867
Northwestern Corp.	Common Stock	**	697
NuVasive Inc.	Common Stock	**	1,167
Oak Street Health Inc.	Common Stock	**	292
Odonate Therapeutics Inc.	Common Stock	**	49
Ollie's Bargain Outlet Holdings	Common Stock	**	4,214
One Gas Inc.	Common Stock	**	3,517
Origin Bancorp Inc.	Common Stock	**	1,363
Outlet Medical Inc.	Common Stock	**	221
Pacific Premier Bancorp Inc.	Common Stock	**	2,262

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2020
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Papa John's Intl. Inc.	Common Stock	**	4,251
Parsons Corp.	Common Stock	**	816
Pax Labs - Class A	Common Stock	**	278
Paycom Software Inc.	Common Stock	**	3,274
PDF Solutions Inc.	Common Stock	**	1,137
Pennant Group Inc./The	Common Stock	**	1,629
Pennymac Financial Services	Common Stock	**	3,598
Penumbra Inc.	Common Stock	**	1,080
PGT Innovations Inc.	Common Stock	**	1,452
Pinnacle Financial Partners	Common Stock	**	3,498
Post Holdings Inc.	Common Stock	**	3,139
PRA Group Inc.	Common Stock	**	1,902
Professional Holdings Corp.	Common Stock	**	89
Professional Holdings Corp. - Class A	Common Stock	**	243
Prog Holdigns Inc.	Common Stock	**	3,100
Proofpoint Inc.	Common Stock	**	3,084
Prosperity Bancshares Inc.	Common Stock	**	2,017
Providence Service Corp.	Common Stock	**	2,233
PS Business Parks Inc./CA	Common Stock	**	3,386
PTC Therapeutivs Inc.	Common Stock	**	359
Pulmonx Corp.	Common Stock	**	245
Quaker Chemical Corp.	Common Stock	**	3,207
Quidel Corp.	Common Stock	**	5,151
Radius Health Inc.	Common Stock	**	1,851
Rapt Theraputics Inc.	Common Stock	**	269
Reata Pharmaceuticals Inc.- Class A	Common Stock	**	1,338
Red Robin Gourmet Burgers	Common Stock	**	827
Regency Centers Corp.	Common Stock	**	653
Replimune Group Inc.	Common Stock	**	244
Rexford Industrial Realty Inc.	Common Stock	**	2,915
RH	Common Stock	**	2,044
Rivian Automotive Ser D CV	Common Stock	**	872
Rivian Automotive Ser E CVT PFD ST	Common Stock	**	885
Rush Enterprises Inc. - Class A	Common Stock	**	2,036
Safety Insurance Group Inc.	Common Stock	**	1,064
Saia Inc.	Common Stock	**	2,035
Sanderson Farms Inc.	Common Stock	**	2,093
Sandy Spring Bancorp Inc.	Common Stock	**	1,161
Scholar Rock Holding Corp.	Common Stock	**	1,919
Seacoast Banking Corp./FL	Common Stock	**	2,609
Seagan Inc.	Common Stock	**	1,813
Seer Inc.	Common Stock	**	319
Selective Insurance Group	Common Stock	**	3,916
SelectQuote Inc.	Common Stock	**	694
Semtech Corp.	Common Stock	**	1,227
Service Titan Inc. Private Placement	Common Stock	**	31
Signature Bank	Common Stock	**	2,894

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2020
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Siteone Landscape Supply Inc.	Common Stock	**	5,745
SJW Group	Common Stock	**	2,203
Skyline Champion Corp.	Common Stock	**	1,769
SLM Corp.	Common Stock	**	1,203
South State Corp.	Common Stock	**	3,137
Southwest Gas Holdings Inc.	Common Stock	**	3,249
SPX Corp.	Common Stock	**	1,934
SS&C Technologies Holdings	Common Stock	**	4,751
State Auto Financial Corp.	Common Stock	**	421
Stepstone Group Inc. - Class A	Common Stock	**	2,173
Sterling Bancorp Inc.	Common Stock	**	294
Steven Madden Ltd.	Common Stock	**	338
Stoneridge Inc.	Common Stock	**	1,168
Strategic Education Inc.	Common Stock	**	370
Teledyne Technologies Inc.	Common Stock	**	5,114
Terminix Global Holdings Inc.	Common Stock	**	1,214
Tetra Tech Inc.	Common Stock	**	1,206
TG Therapeutics Inc.	Common Stock	**	201
Therapeuticsmd Inc.	Common Stock	**	537
Thermon Group Holdings Inc.	Common Stock	**	350
Toast Inc. Private Placement	Common Stock	**	4
Toro Co.	Common Stock	**	2,305
Treehouse Foods Inc.	Common Stock	**	2,603
Tri Pointe Group Inc.	Common Stock	**	1,243
Tricida Inc.	Common Stock	**	187
Turning Point Therapeutics Inc.	Common Stock	**	1,688
U.S. Physical Therapy Inc.	Common Stock	**	2,394
Ultragenyx Pharmaceutical Inc.	Common Stock	**	4,592
Upwork Inc.	Common Stock	**	3,345
UTZ Brands Inc.	Common Stock	**	1,631
Venture Global LNG, Inc., Series B	Common Stock	**	89
Venture Global LNG, Inc., Series C	Common Stock	**	1,164
Vroom Inc.	Common Stock	**	2,390
Webster Financial Corp.	Common Stock	**	1,870
Western Alliance Bancorp	Common Stock	**	3,893
Workiva Inc.	Common Stock	**	1,095
Xencor Inc.	Common Stock	**	1,657
Zendesk Inc.	Common Stock	**	884
Zentalis Phrmaceuticals Inc.	Common Stock	**	298
Zynga Inc.-Class A	Common Stock	**	2,953
Abcam PLC - Sponsor ADR	Foreign Stock	**	519
Argenx SE - ADR	Foreign Stock	**	4,655
Ascendis Pharma A/S - ADR	Foreign Stock	**	5,077
Axis Capital Holdings LTD	Foreign Stock	**	2,693
Bluescape Opportunites ACQ	Foreign Stock	**	806
Clarivate PLC	Foreign Stock	**	4,561
Computer Modelling Group LTD	Foreign Stock	**	344

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2020
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Constellium SE	Foreign Stock	**	2,420
Crispr Therapeutics AG	Foreign Stock	**	630
Descartes Systems Grp./The	Foreign Stock	**	4,333
ERO Copper Corp.	Foreign Stock	**	2,441
Essent Group LTD	Foreign Stock	**	2,268
FirstService Corp.	Foreign Stock	**	5,926
Flagship Communities REIT UT	Foreign Stock	**	208
Franco-Nevada Corp.	Foreign Stock	**	1,717
Legend Biotech Corp. ADR	Foreign Stock	**	82
Meiragtx Holdings PLC	Foreign Stock	**	178
Nomad Foods LTD	Foreign Stock	**	1,855
Northern Star Resources LTD	Foreign Stock	**	3,317
Novanta Inc.	Foreign Stock	**	4,462
Orchard Therapeutics PLC	Foreign Stock	**	125
Popular Inc.	Foreign Stock	**	1,414
Rentokil Initial PLC	Foreign Stock	**	1,877
Seven Generations Energy	Foreign Stock	**	800
Stoneco LTD	Foreign Stock	**	1,712
West Fraser Timber Co. LTD	Foreign Stock	**	2,346
1stdibs.com, Inc., Series D Convertible	Preferred Stock	**	385
A Place For Rover, Inc.	Preferred Stock	**	122
Allbirds, Inc. Series A Convertible	Preferred Stock	**	88
Allbirds, Inc. Series B Convertible	Preferred Stock	**	15
Allbirds, Inc. Series C Convertible	Preferred Stock	**	147
Allbirds, Inc. Series Seed Convertible	Preferred Stock	**	47
Bright Health Series E Convertible	Preferred Stock	**	594
Caris Life Sciences Series C Convertible	Preferred Stock	**	214
Cava Group Series E Convertible	Preferred Stock	**	658
Checkr, Inc. Series C Convertible Private Placement	Preferred Stock	**	282
Checkr, Inc. Series D Convertible Private Placement	Preferred Stock	**	440
Convoy Series C Convertible	Preferred Stock	**	574
Convoy Series D Convertible	Preferred Stock	**	397
Farmers Business Network	Preferred Stock	**	992
Flexe Series C Convertible	Preferred Stock	**	244
Haul Hun Series B Convertible	Preferred Stock	**	144
Honor Technology Series D Convertible	Preferred Stock	**	452
Jand Inc., DBA Warby Parker	Preferred Stock	**	609
Jand Inc. DBA Warby Parker Series E Convertible	Preferred Stock	**	507
National Resilience	Preferred Stock	**	326
Nuro Series C Convertible	Preferred Stock	**	353
Roofoods Limited (Deliveroo) Series G Convertible	Preferred Stock	**	45
Roofoods Limited (Deliveroo)	Preferred Stock	**	1,408
Seer Class A Common Lockup	Preferred Stock	**	536
Seismic Software Series E Convertible	Preferred Stock	**	424

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2020
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Seismic Software Series F Convertible	Preferred Stock	**	33
Servicetitan, Inc., Series A-1 Convertible	Preferred Stock	**	1
Servicetitan, Inc., Series D Convertible	Preferred Stock	**	310
Toast Inc. Series B Convertible	Preferred Stock	**	38
Toast Inc. Series D Convertible, Private Placement	Preferred Stock	**	2,693
Toast Inc. Series F Convertible	Preferred Stock	**	256
Xometry, Inc. Series A-2 Convertible	Preferred Stock	**	40
Xometry, Inc. Series B Convertible	Preferred Stock	**	14
Xometry, Inc. Series C Convertible	Preferred Stock	**	14
Xometry, Inc. Series D Convertible	Preferred Stock	**	11
Xometry, Inc. Series E Convertible	Preferred Stock	**	114
Xometry, Inc. Series Seed-1 Convertible	Preferred Stock	**	91
Collective US Govt. STIF 5 BPS	Bond	**	1,187
* T. Rowe Price Treasury Reserve Fund	Money Market Securities	**	4,259
Advatange Solutions Inc.	Warrants	**	37
Grasshopper Bancorp WTS Inc.	Warrants	**	11
UTZ Brands Inc.	Warrants	**	201
International Equity Portfolio:
AFLAC Inc.	Common Stock	**	3,700
Mettler-Toledo International	Common Stock	**	2,707
AAC Technologies H-Unsponsored ADR	Foreign Stock	**	1,386
ABB LTD-Sponsored ADR	Foreign Stock	**	2,345
Adecco Group AG-Reg.-Unsponsored ADR	Foreign Stock	**	2,749
Air Liquide-Unsponsored ADR	Foreign Stock	**	2,213
Allianz SE-Sponsored ADR	Foreign Stock	**	3,354
Astellas Pharma Inc.-Unsponsored ADR	Foreign Stock	**	2,612
AXA -Sponsored ADR	Foreign Stock	**	3,799
Banco Bilbao Vizcaya-Sponsored ADR	Foreign Stock	**	4,875
Bancolombia S.A.-Sponsored ADR	Foreign Stock	**	3,588
BASF SE-Sponsored ADR	Foreign Stock	**	2,083
BHP Group LTD-Sponsored ADR	Foreign Stock	**	2,400
BNP Paribas-ADR	Foreign Stock	**	3,878
British American Tobacco-Sponsored ADR	Foreign Stock	**	3,393
Coca-Cola HBC AG-Unsponsored ADR	Foreign Stock	**	3,187
Compass Group PLC-Sponsored ADR	Foreign Stock	**	2,984
Continental AG-Sponsored ADR	Foreign Stock	**	2,531
Credicorp Ltd.	Foreign Stock	**	2,435
CSL LTD-Sponsored ADR	Foreign Stock	**	2,371
Dassault Systemes S-Sponsored ADR	Foreign Stock	**	1,566
Diageo PLC-Sponsored ADR	Foreign Stock	**	2,832
DNB ASA-Sponsored ADR	Foreign Stock	**	3,712
Enbridge Inc.	Foreign Stock	**	2,288
Fanuc Corp.-Unsponsored ADR	Foreign Stock	**	1,618
Fresenius SE & Co.-Sponsored ADR	Foreign Stock	**	2,826
Givaudan-Unsponsored ADR	Foreign Stock	**	2,005
Grupo Fin Banorte-Sponsored ADR	Foreign Stock	**	5,033

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2020
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Henkel KGaA-Sponsored ADR PFD	Foreign Stock	**	2,737
Imperial Oil LTD	Foreign Stock	**	3,049
JGC Corp.-Unsponsored ADR	Foreign Stock	**	1,987
Kering-Unsponsored ADR	Foreign Stock	**	2,315
Komatsu LTD -Sponsored ADR	Foreign Stock	**	2,623
Kubota Corp.-Sponsored ADR	Foreign Stock	**	2,619
L'oreal-Unsponsored ADR	Foreign Stock	**	2,239
MTN Group LTD-Sponsored ADR	Foreign Stock	**	3,094
Muenchener Rueck-Unsponsored ADR	Foreign Stock	**	2,282
Nestle SA-Sponsored ADR	Foreign Stock	**	2,399
Nitto Denko Corp.-Unsponsored ADR	Foreign Stock	**	3,074
Novartis AG-Sponsored ADR	Foreign Stock	**	2,470
Novo-Nordisk A/S-Sponsored ADR	Foreign Stock	**	2,350
Orix-Sponsored ADR	Foreign Stock	**	3,464
Pan Pacific International Holdings	Foreign Stock	**	2,429
Prudential PLC-ADR	Foreign Stock	**	3,598
Reckitt Benckiser-Sponsored ADR	Foreign Stock	**	2,307
Roche Holdings LTD-Sponsored ADR	Foreign Stock	**	2,281
Royal Dutch Shell-Sponsored ADR-B	Foreign Stock	**	3,412
Ryanair Holdings PLC-Sponsored ADR	Foreign Stock	**	2,709
Sandvik AB-Sponsored ADR	Foreign Stock	**	2,980
SAP SE-Sponsored ADR	Foreign Stock	**	2,143
Siemens AG-Sponsored ADR	Foreign Stock	**	2,207
Singapore Telecommunication-ADR	Foreign Stock	**	1,740
Sysmex Corp.-Unsponsored ADR	Foreign Stock	**	2,050
Taiwan Semiconductor-Sponsored ADR	Foreign Stock	**	3,368
Tokyo Electron LTD-Unsponsored ADR	Foreign Stock	**	3,922
TotalEnergies SE	Foreign Stock	**	2,626
United Overseas Bank-Sponsored ADR	Foreign Stock	**	3,507
Volkswagen AG-Unsponsored ADR	Foreign Stock	**	2,848
Walmart De Mexico-Sponsored ADR	Foreign Stock	**	2,845
Woodside Petroleum-Sponsored ADR	Foreign Stock	**	2,427
WPP PLC-Sponsored ADR	Foreign Stock	**	2,735
Federated Government Obligations Fund	Money Market Securities	**	2,892
Large Cap Growth Portfolio:
Abiomed Inc.	Common Stock	**	21,327
Activision Blizzard Inc.	Common Stock	**	22,119
Adobe Inc.	Common Stock	**	37,779
Align Technology Inc.	Common Stock	**	31,361
Amazon.com Inc.	Common Stock	**	42,677
Applied Materials Inc.	Common Stock	**	22,315
Biomarin Pharmaceutical Inc	Common Stock	**	8,905
Booking Holdings Inc.	Common Stock	**	30,565
Bristol-Myers Squibb Co.	Common Stock	**	23,504
Costar Group Inc.	Common Stock	**	11,064
Edwards Lifesciences Corp.	Common Stock	**	16,716
Estee Lauder Companies - Class A	Common Stock	**	14,245

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2020
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Exact Sciences Corp.	Common Stock	**	27,621
Facebook Inc.-Class A	Common Stock	**	41,659
IDEXX Laboratories Inc.	Common Stock	**	30,786
Illumina Inc.	Common Stock	**	22,856
Intuit Inc.	Common Stock	**	26,055
Match Group Inc.	Common Stock	**	16,172
MSCI Inc.	Common Stock	**	27,594
Nike Inc.- Class B	Common Stock	**	36,530
Nvidia Corp.	Common Stock	**	33,496
Paypal Holdings Inc.	Common Stock	**	37,395
Roku Inc.	Common Stock	**	8,905
Salesforce.com Inc.	Common Stock	**	28,518
Sarepta Therapeutics Inc.	Common Stock	**	15,013
Servicenow Inc.	Common Stock	**	37,379
Sherwin-Williams Co.	Common Stock	**	18,621
Splunk Inc.	Common Stock	**	25,248
Square Inc.- Class A	Common Stock	**	21,306
TJX Companies Inc.	Common Stock	**	18,066
Uber Technologies Inc.	Common Stock	**	17,478
UnitedHealth Group Inc.	Common Stock	**	26,228
Visa Inc.- Class A Shares	Common Stock	**	36,608
New Oriental Education - Sponsored ADR	Foreign Stock	**	36,829
Trane Technologies PLC	Foreign Stock	**	21,747
Dreyfus Treasury & Agency Cash Mgnt. # 521	Money Market Security	**	10,161
Total separately managed accounts			3,354,012
Fully Benefit-Responsive Contracts:
Capital Preservation Portfolio:
* T. Rowe Price Reserve Inv Fund	Mutual and Trust Fund	**	64,290
* T. Rowe Price Short Term Common:
American General Life	Mutual and Trust Fund	**	72,127
Mass Mutual SIC	Mutual and Trust Fund	**	83,025
Prudential Building Block Trust	Mutual and Trust Fund	**	82,128
State Street Building Block Trust	Mutual and Trust Fund	**	61,971
Pacific Life Building Block Trust	Mutual and Trust Fund	**	82,125
RBC Building Block Trust	Mutual and Trust Fund	**	74,161
NY Life Bldg Block Trust	Mutual and Trust Fund	**	83,011
Transamerica Building Block Trust	Mutual and Trust Fund	**	76,322
Metropolitan Life	Mutual and Trust Fund	**	62,776
* T. Rowe Price Int Term Common:
Mass Mutual SIC	Mutual and Trust Fund	**	88,645
Prudential Building Block Trust	Mutual and Trust Fund	**	87,687
State Street Building Block Trust	Mutual and Trust Fund	**	114,011
Pacific Life Building Block Trust	Mutual and Trust Fund	**	87,685
American General Life	Mutual and Trust Fund	**	47,152
RBC Building Block Trust	Mutual and Trust Fund	**	48,481
NY Life Bldg Block Trust	Mutual and Trust Fund	**	88,631
Transamerica Building Block Trust	Mutual and Trust Fund	**	49,894

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2020
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Metropolitan Life	Mutual and Trust Fund	**	115,492
* T. Rowe Price Managed Bond:
Mass Mutual SIC	Mutual and Trust Fund	**	9,055
Prudential Building Block Trust	Mutual and Trust Fund	**	8,957
State Street Building Block Trust	Mutual and Trust Fund	**	9,282
Pacific Life Building Block Trust	Mutual and Trust Fund	**	8,956
American General Life	Mutual and Trust Fund	**	6,291
RBC Building Block Trust	Mutual and Trust Fund	**	6,469
NY Life Bldg Block Trust	Mutual and Trust Fund	**	9,053
Transamerica Building Block Trust	Mutual and Trust Fund	**	6,657
Metropolitan Life	Mutual and Trust Fund	**	9,402
Total Fully Benefit-Responsive Contracts			1,543,736
* Costco Wholesale Corporation	Common stock	**	10,260,421
Total investments			23,304,872

* Participant loans	Interest rates of 4.25% to 11.50% maturing through 2036	__	469,416
Total			$23,774,288
_________________________
* Indicates a party-in-interest
** Information is not required as investments are participant directed

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COSTCO 401(k) RETIREMENT PLAN

June 24, 2021	By:	/s/ PATRICK J. CALLANS
Date		Patrick J. Callans Executive Vice President Costco Wholesale Corporation